Exhibit 99.1

Copa Holdings, S.A. Announces Redemption of 4.50% Convertible Senior Notes Due 2025

PANAMA CITY, July 14, 2023 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announced today that it will redeem all of its outstanding 4.50% Convertible Senior Notes due 2025 (CUSIP No. 21720A AB8) (the "Notes") on September 18, 2023 (the "Redemption Date") at a redemption price (the "Redemption Price") equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest up to, but excluding, the Redemption Date. As of July 13, 2023, there was $350 million aggregate principal amount of the Notes outstanding.

The Notes may be converted at any time before 5:00 p.m., New York City time, on September 15, 2023, which is the business day immediately before the Redemption Date (or, if Copa fails to pay the Redemption Price on the Redemption Date in full, at any time until such time as Copa pays such Redemption Price in full), in accordance with and subject to the terms of the Indenture governing the Notes, dated as of April 30, 2020 (the "Indenture") and the Notes. Copa has determined that Notes surrendered for conversion will be settled in cash up to the principal amount of the Notes surrendered for conversion and shares of Copa common stock for the remainder of the conversion obligation, if any, in excess of the principal amount (provided that Copa will pay cash in lieu of issuing fractional shares) in accordance with the terms of the Indenture.

The sending of the notice of redemption is a make-whole fundamental change under the Indenture, and therefore the current conversion rate has been increased for all conversions of Notes after today and before the Redemption Date by 0.4751 shares. As of today, the conversion rate (including the additional shares) for all conversions of Notes on or after today and before the Redemption Date is 20.1603 shares of Copa common stock per $1,000 principal amount of Notes. This conversion rate will remain subject to adjustment in accordance with the Indenture from time to time for certain events.

Unless Copa defaults in making payment of the Redemption Price, interest on the Notes will cease to accrue from and after the Redemption Date, and thereafter the only remaining right of a holder of Notes will be the right to receive payment of the Redemption Price upon surrender of Notes to the Paying Agent. Notes called for redemption must be surrendered to the Paying Agent through the facilities of The Depository Trust Company to collect the Redemption Price.

Additional Information

Wilmington Trust, National Association, as Trustee for the Notes, is sending a Notice of Full Redemption to all registered holders.

The Paying Agent and the Conversion Agent for the Notes is:

Wilmington Trust, National Association
1100 North Market Street, 5th Floor
Wilmington, DE 19890
Attention: Copa Holdings, S.A. Administrator

This press release is for informational purposes only and does not constitute a notice of redemption of the Notes or an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

About Copa

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit www.copaair.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to redemption of the Notes and conversion of the Notes. These forward-looking statements are based on current expectations and assumptions, are subject to change, and actual results may differ materially. Factors that could cause actual results to differ materially include those relating to difficulties, delays or unexpected costs related to, or Copa's inability to consummate, the redemption of the Notes and other risks described in Copa's annual report on Form 20-F for the year ended December 31, 2022 and from time to time in Copa's other periodic filings with the SEC. All forward-looking statements are made as of the date of this press release and Copa does not undertake to update any forward-looking statements based on new developments or changes in its expectations.

CPA-G

CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774